Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, November 4, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 28 to November 1, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
28/10/2024	257,649	59.378288	15,298,756.61	XPAR
28/10/2024	97,214	59.393918	5,773,920.31	CEUX
28/10/2024	9,352	59.427975	555,770.42	TQEX
28/10/2024	9,368	59.431114	556,750.68	AQEU
29/10/2024	262,734	59.913355	15,741,275.41	XPAR
29/10/2024	92,360	59.988716	5,540,557.84	CEUX
29/10/2024	8,369	59.881957	501,152.10	TQEX
29/10/2024	8,229	59.888160	492,819.67	AQEU
30/10/2024	260,324	59.212482	15,414,430.24	XPAR
30/10/2024	97,067	59.211534	5,747,485.93	CEUX
30/10/2024	8,765	59.225468	519,111.23	TQEX
30/10/2024	8,616	59.230462	510,329.66	AQEU
31/10/2024	235,094	57.531746	13,525,368.31	XPAR
31/10/2024	97,432	57.583207	5,610,447.03	CEUX
31/10/2024	9,338	57.536857	537,279.17	TQEX
31/10/2024	9,463	57.542664	544,526.23	AQEU
01/11/2024	473,799	58.276096	27,611,156.01	XPAR
01/11/2024	204,243	58.236283	11,894,353.15	CEUX
01/11/2024	40,000	58.239427	2,329,577.08	TQEX
01/11/2024	20,000	58.243086	1,164,861.72	AQEU
Total	2,209,416	58.780207	129,869,928.80

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).